FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the minutes of Ordinary and Extraordinary Shareholder’s Meeting

MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY & EXTRAORDINARY SHAREHOLDERS’ MEETING - HELD AT FIRST CALL ON APRIL 26, 2007 [BUENOS AIRES, ARGENTINA].

MINUTES NO. 185

Mr. Jorge Carlos Bledel, Chairman of the Board of Directors, takes the chair for this Ordinary and Special Shareholders- Meeting on April 26, 2007 at 4:45 pm, pursuant to Section 27 of the company’s Bylaws.

According to the Share Registry and the Shareholders’ Attendance Registry, the following shareholders were present at this Ordinary and Special Shareholders’ Meeting that was held at the first call:

19 shareholders

12 shareholders were present in person and 7 by proxy

with a total of 364,919,587 book-entry, common, registered shares, of one vote each and a face value of one Argentine peso each. This represents a capital of ARS 364,919,587 (Argentine Pesos), i.e. 77.41 % of a total capital of ARS 471,361,306. Therefore, the quorum required by Sections 243 and 244 of the Argentine Business Associations Law [Ley de Sociedades Comerciales] and Section 27 of the Bylaws was met.

The Chairman clarified that Mr. Alan Arntsen, The Bank of New York’s representative, was not present in person at this meeting, and, therefore, his preliminary vote as depositary of American Depositary Receipts (ADR) was not to be considered for the counting of votes on each item on the agenda.

The Chairman stated that a copy of the notices published in the “Boletín Oficial de la República Argentina”‘ [Argentine Official Gazette] and in the daily newspaper “La Nación”, between March 28 and April 4, 2007, as provided in Section 237 of Business Associations Law and Section 24 of the Bylaws, were available for all shareholders present.

Directors Messrs Marcelo Gustavo Canestri, Oscar Miguel Castro, and Javier José D’Ornellas, members of the BBVA Banco Francés S.A Board of Directors were also present at Meeting, as well as Messrs Mario Biscardi, Alejandro Mosquera and Carlos Chiesa, regular members of the Statutory Audit Committee.

Mr. Bidel welcomed Certified Public Accountant Mr. Ariel Schmutz, who was present on behalf of the “Bolsa de Comercio de Buenos Aires”‘ [Argentine Stock Exchange] and Ms. Angeles Gamondes who was present on behalf of the “Comisión Nacional de Valores” [Argentine Securities Commission].

The Chairman informed the shareholders about a Resolution of the Argentine Securities Commission’s Board of Directors dated 21.Nov.2002, referred to voluntary refraining from voting at Shareholders’ Meetings that was to be considered for the counting of votes, and that has been transcribed as follows: Voluntary refrainment during a Shareholders’ Annual Meeting shall be withdrawn from the calculation base for the purposes of vote counting, creating a new base over which the respective majority shall be considered after disregarding any voluntary refrainment.

Prior to discussing the first item on the agenda, the Chairman appointed as Voting Inspectors the following shareholders’ representatives; Mr. Juan Patricio Duggan, representative of ‘Bilbao Vizcaya América B.V.’, and Mr. Gotardo Pedemonte, representative of ‘Inversora Otar S.A.’, who accepted the position.

The following items of the agenda were subsequently discussed:

1.	Appointment of two shareholders to prepare and sign the minutes of the Meeting, along with the Chairman of the Meeting

A motion was submitted by Mr. Javier Zapiola, and was unanimously accepted, to appoint Messrs. Gotardo Pedemonte, representative of ‘Inversora Otar S.A.’ and Juan Patricio Duggan, representative of ‘Bilbao Vizcaya América B.V.’ to sign the minutes of the meeting. There were 364,919,587 positive votes, that represented 100 % of capital present, 0.00% of negative votes, and 0.00% refrained from voting.

Item 2 of the agenda was subsequently discussed:

2.	CONSIDERATION OF THE ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND OTHER ACCOUNTING INFORMATION, STATUTORY AUDIT COMMITTEE’S REPORT AND AUDITOR’S REPORT FOR FISCAL YEAR NO. 132, ENDED ON DECEMBER 31, 2006

Mr. Juan Duggan was given the floor to express that the abovementioned documents has been at the shareholders’ disposal in due time, and therefore, he suggested that they be deemed as read and approved.

This item was submitted to voting and unanimously approved. There were 364,813,817 positive votes, that is, 100 % of capital present; 0.00% negative votes, and 0.0291% refrained from voting.

Shareholder Adela Martínez took the floor and referred to the withholdings made by the Bank as personal asset and income taxes (interest equalization tax “Impuesto de igualación”) upon payment of dividends in 2006. Ms. Martinez then (i) asked if the profits of the fiscal year had been determined by applying the income tax law; (ii) requested that income tax and personal assets tax were not withheld from shareholders. In that respect, she added that she knew that other first level companies made no withholdings for personal assets tax; (iii) and requested that a note be added to the financial statements regarding the difference between the accounting and tax profits (considering the position of shareholders to whom said tax withholding was applied); and (iv) affirmed the right that shareholders has to receive income, pursuant to Section 1 of the Business Association Law.

Statutory auditor, Mr. Mario Biscardi, took the floor and informed Ms. Adela Martínez that income had been determined in accordance with current tax and accounting standards. Mr. Biscardi also stated that it was not legally possible to consider the tax position of each shareholder in the Balance Sheet of the corporation, and that the personal assets tax is something that each shareholder has to take care of personally and cannot expect the Bank to do for him or her. Moreover, he pointed out that the income tax law determined that the tax bracket for said tax had to be paid to the Tax Authority by the BBVA BancoFrances acting as Temporary Accountable agent, which also has the right to get a reimbursement of the amount paid from the taxpayer.

Director Marcelo Canestri informed the shareholder (a) as regards to income tax (equalization tax), that; (i) the Bank did not pay income tax for fiscal year 2005 due to tax carryforward calculations for previous fiscal years. Profits are distributed on the basis of which the subject generating said profit does not pay income tax, but withholdings must be made; (ii) a 35% withholding should be made from the shareholder and not the bank, which has to act as a withholding agent; (iii) as this interest equalization tax had been enforced recently, the Bank did not pay any such tax to the ‘Administración Federal de Ingresos Públicos (AFIP)’ [Federal Administration Of Public Revenues]. An inquiry was sent to the AFIP asking whether the Bank had any obligation to withhold (as Withholding Agent) an amount for such tax and that it was withheld from shareholders for previous year’s dividends; and (iv) amounts withheld were placed in a special bank account and, in case income tax was not applicable according to an official response from the AFIP, this money shall be refunded to shareholders plus the corresponding Fixed Term interest; and (b) in connection with personal assets tax, the bank shall pay the tax corresponding to its shareholders, which shall be deducted from further payments, for which it was withheld from dividend payments, as it happened during the previous year; (c) the Bank had complied with all current tax regulations; and (d) regarding the note in the financial statements, he clarified that it exists but it does not show any particular tax treatment for each shareholder.

3.	APPROVAL OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE PERFORMANCE

Mr. Gotardo Pedemonte was given the floor, and he stated that the Annual Report which all shareholders had at hand was in itself a clear evidence of the hard work carried out by the Board of Directors of BBVA Banco Francés in different areas of activity. He added that the Annual Report shows enough evidence of the diligent tasks carried out by the Board Members and members of the Statutory Audit Committee within a complex and competitive financial environment.

Mr. Pedemonte moves for the approval of the work carried out in 2006 by Board of Directors and the Statutory Auditor’s Committee. The fiscal year ended on December 31, 2006, with positive results, after several fiscal years which reflected the deep financial Argentine crisis. 2006 results widely exceed last year’s profits for a second consecutive year. This motion was considered, voted and unanimously approved by all shareholders. The results of the voting were as follows: 364,813,817 positive votes, that is, 100 % of capital present; 0.00% negative votes, and 0.00% refrained from voting.

4.	CONSIDERATION OF THE INCOME FOR FISCAL YEAR NO. 132, ENDED DECEMBER 31, 2006. DISTRIBUTION OF CASH DIVIDENDS SUBJECT TO RELEVANT AUTHORIZATIONS

The Chairman reported that, as the shareholders were aware, fiscal year No. 132, which was the purpose of this Shareholders’ Meeting, showed positive results as it appears from the financial statements approved under Item 2 of the Agenda. He added that on the basis of the above income, at its meeting held on February 9, 2007 the Bank’s Board of Director resolved to propose the distribution of dividends in cash for a total amount of AR$ 90,000,000 (to be distributed pro-rata to the nominal holdings of each shareholder, i.e. AR$ 0.1909363 per share). Mr. Bledel also informed that the allocation of AR$ 82,063,978,18 for the Legal Reserve is pertinent, pursuant to the Business Associations Law and ‘B.C.R.A. - Banco Central de la República Argentina’ [Argentine Central Bank] regulations. The Chairman informed the Shareholders that the distribution of dividends was subject to the prior express authorization by the BCRA in accordance with Communication A 4589 dated October 29, 2006. In this connection, the Chairman informed the Shareholders that the corporation has filed all pertinent requests with the BCRA and this Controlling Agency has approved the above requested distribution of dividends.

Consequently, the Shareholders’ Meeting was requested to approve the following:

(i)	Distribution of cash dividends for a total amount of AR$90,000,000 to be distributed pro-rata to the nominal holdings of each shareholder, which represents $0.1909363 per shares; and

(ii)	Allocation of the amount of AR$ 82,063,978.18 to the Legal Reserve.

Mr. Gotardo Pedemonte was allowed to take the floor, and stated that on the basis of the above and considering the income for the year was discussed in item 2 of the agenda, he moves for the approval of the proposals made by the Chairman on behalf of the Board of Directors.

This motion was submitted to vote, and unanimously approved. The results of the voting were as follows: 364,813,817 positive votes, that is, 100 % of capital present; 0.00% negative votes, and 0.0274% refrained from voting.

5.	BOARD OF DIRECTORS’ FEES FOR THE YEAR ENDED DECEMBER 31, 2006

The Chairman reported that directors’ fees for the year had already been paid out as prepayment and that these fees were a total of AR$ 9,808,021.78 that was the total amount of fees paid to independent and salaried directors. Bearing in mind the provisions of the Business Associations Law and General Resolution 368 of the ‘Comisión Nacional de Valores’ [Argentine Securities Commission] (Chapter III, section 5) for payment of directors’ fees, Committees organized by virtue of Executive Order 677/01, ‘Comisión Nacional de Valores’ Resolution 400/02 and the Sarbanes Oxley Law, have analyzed and assessed the above fees (assigned and received) as prepayments by members of the Board of this corporation. These fees turn out to be proper according to the parameters mentioned in Subsection (d), Section 2 of Chapter III of the Rules issued by the ‘Comisión Nacional de Valores’ (General Resolution 368/01 and its amendments). That is to say, that the duties of the Directors, the dedication, skills and professional reputation, together with the Bank’s performance, have all been considered. Consequently, he moves for the approval by the Shareholders of the total amount received as prepayment of fees for the year ended December 31, 2006.

Mr. Juan Patricio Duggan took the floor and moved for the approval of the total amount received as fees prepayment by the Directors during the year ended December 31, 2006, as they are reasonable in view of the above explanations.

Subsequently, the shareholders unanimously approved the total amount of fees received by the Directors during the year ended December 31, 2006, for the sum of AR$ 9,808,021.78. The results of the voting were as follows: 364,919,587 positive votes, that is, 100 % of capital present; 0.00% negative votes, and 0.00% refrained from voting.

6.	DISCUSSION OF FEES PAID TO THE STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Mr. Bledel informed the Shareholders that members of the Statutory Audit Committee, partners of the firm Biscardi & Asociados S.R.L. had received as fees for the year ended December 31, 2006, a total amount of AR$ 21,235.50 (Twenty one thousand, two hundred and thirty-five Argentine pesos and 50/100).

Mr. Gotardo Pedemonte who took the floor, moved that the fees received by the Statutory Auditors for the year ended December 31, 2006 be approved and hence the sixth item of the Agenda be also approved.

This motion was submitted to vote, and unanimously approved. The results of the voting were as follows: 364,919.587 positive votes, that is, 100 % of capital present; 0.00% negative votes, and 0.00% refrained from voting.

7.	NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND ELECTION OF ANY DIRECTORS, IF APPROPRIATE FOR A TERM OF THREE YEARS

Prior to discussing Item 7 of the Agenda Mr. Bledel reminded the Shareholders that Section 10 of the Banco Francés Bylaws states that the Board of Directors may have a minimum of three Directors and a maximum of nine. This Section also states that the term of office of the Board Members is three years and they may be re-elected, and that their term of office may be extended until their replacements are appointed by the Shareholders’ Meeting.

In connection with the actual Board of Banco Francés’s Board, the Chairman announced that today Director José Carlos Plá Royo had resigned for personal reasons (and submitted his letter of resignation). This resignation was accepted at the BOD meeting held prior to this Shareholder’s Meeting. Therefore, on behalf of the BOD and on his own behalf, Mr. Bledel expressed his gratitude for the tasks carried out by Mr. Plá Royo. He also reported that the BOD currently includes five regular directors and two alternate directors. The term of office of two regular directors: Mr. Marcelo Gustavo Canestri and Mr. Javier D´Ornellas was currently expiring.

Mr. Bledel also pointed out that the appointment of Directors to the Board must be in full compliance with the current rules of Transparency, by taking into consideration that the Statutory Audit Committee organized and approved by the corporation at the BOD meeting held on May 21, 2004 in accordance with Executive Order 677/01 and the ‘Comisión Nacional de Valores’ Resolution 400/02, shall include three directors. Most of these shall be ‘independent’ according to the above regulations.

All corporations that have their shares listed on the NYSE (New York Stock Exchange), for instance Banco Francés, shall adjust their business operations and corporate organization to domestic regulations and also to the NYSE rules and regulations and those of the Sarbanes Oxley Law. In accordance Section 303 A of the NYSE Handbook of Regulations, as from the month of July of 2005 all members of the Statutory Audit Committee of corporations which list their shares on the NYSE shall be independent pursuant to criteria approved by the NYSE. Therefore, all directors appointed must be independent pursuant to domestic and foreign regulations.

Mr. Gotardo Pedemonte, took the floor, and moved as follows:

1.	Organize a BOD with 5 regular directors and 2 alternate directors.

2. Re-elect Mr. Marcelo Gustavo Canestri as regular director, as he does not comply with the status of independent director in accordance with the domestic and foreign regulations.

3. Re-elect Mr. Javier D’Ornellas as regular director, as he complies with the status of independent director required by domestic and foreign regulations.

4. Appoint Mr. José Manuel Tamayo Pérez as regular director, who has the status of independent director required by foreign regulations and the status of non independent director for domestic regulations.

This motion was submitted to vote and approved by majority. The results of the voting were as follows: 364,819.576 positive votes, that is, 99.9726 % of capital present; 0.0274% negative votes, and 0.00% refrained from voting.

8.	ELECTION OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

Mr. Jorge Carlos Bledel stated that it is pertinent to proceed with the election of three regular statutory auditors and three alternate statutory auditors, pursuant to Section 284 of the Business Associations Law. Afterwards, he clarified that, according to Section 285 of the abovementioned law, the requirements for a Statutory auditor are: to be attorney or certified public accountant with an official license and to be a resident of Argentina. In accordance with BCRA’s Communication “A” 2106 dated June 24, 1993, the Secretary read pertinent paragraphs of Section 10 of Law No. 21526:

“The following individuals may not serve as promoters, founders, directors, administrators, members of the Statutory Audit Committees, statutory auditors, trustees in bankruptcy, liquidators or managers of the companies included under this law:

(a) Individuals who are disqualified or incompatible pursuant to Section 264 of Law No. 19550;

(b) Individuals who are disqualified and ineligible to open checking accounts;

(c) Financial entities delinquent debtors;

(d) Individuals ineligible to take on any public duties, or duties of similar nature, up to three years after said ineligibility had been declared;

(e) Individuals ineligible pursuant to the terms of Subsection 5), Section 41 of the Financial Entities Law, while it such ineligibility is enforced, and

(f) Any individuals who had been declared responsible for irregularities in the management and administration of financial entities by a competent authority”.

Mr. Bledel also pointed out that according to Section 286 of Law No. 19550, the following individuals were not qualified for the position of statutory auditors at financial entities:

(1) Individuals who are not qualified to act as directors pursuant to Section 264;

(2) Directors, managers and/or employees of the same corporation or of another parent company &/or subsidiary;

(3) Spouses, relatives (by blood) per stirpes, relatives with indirect blood relationship (in laws) up to the firth generations inclusive, and relatives with a relationship that arises as a result of legal ties through the second generation for directors and general managers.

Mr. Zapiola, representative of the shareholder ‘Banco Bilbao Vizcaya Argentaria S.A.’ took the floor and moved that the following be elected as statutory auditors for a year’s period, i.e. up to December 31, 2007:

MARIO RAFAEL BISCARDI, CARLOS ROBERTO CHIESA AND ALEJANDRO MOSQUERA, as regular statutory auditors; and

OSVALDO PABLO ALEJANDRO JOFRÉ, JULIETA PAULA PARISO AND PAOLA LORENA

ROLOTTI, as alternate statutory auditors.

Mr. Zapiola reported that the proposed statutory auditors: (a) are members of the firm BISCARDI & ASOCIADOS S.R.L. and that all of them are independent auditors pursuant to the terms of the ‘Comisión Nacional de Valores’; regulations and (b) have submitted the information required in time (as requested by the abovementioned regulation) in connection with their professional relationship with the Bank. Said letter is at the Secretariat’s office at the disposal of all Shareholders who are interested.

Additionally, Mr. Zapiola moved that the appointment of Statutory Auditor Committee members be made expressly authorizing the Statutory Auditors to participate in audit committees of other corporations (pursuant to Sections 298 and 273 of the Business Associations Law). However, these Statutory Auditors shall strictly comply with the confidentiality provisions enforced by the Bank’s bylaws and corporate purposes.

Mr. Zapiola’s motion received a unanimous vote of approval from all shareholders present: 364,919,587 positive votes, that is, 100 % of capital present; 0.00% negative votes; and 0.00 % refrained from voting.

9	FEES FOR ACCOUNTANT REPORTING ON FINANCIAL STATEMENTS FOR THE CORPORATE YEAR NO. 132 ENDED DECEMBER 31, 2006. APPOINTMENT OF ACCOUNTANT TO REPORT ON CURRENT YEAR’S FINANCIAL STATEMENTS

The Chairman reported that the BOD made a proposal which included a fee for the accountant who reported on a revision of the quarterly and yearly financial statements for the year ended December 31, 2006. This fee amounts to ONE MILLION, THREE HUNDRED AND EIGHTY-SIX THOUSAND ARGENTINE PESOS (ARS $1,386,000) plus VAT. This amount includes the limited revision reports (for the quarterly financial statements) and the yearly audit report (for the yearly financial statements).

The Chairman informed that the BOD proposed that the firm ESTUDIO DELOITTE & CO. S.R.L. be appointed as auditors for the 2007 financial statements. One of the firm’s partners, Mr. CARLOS BERNARDO SRULEVICH, had timely submitted all due information and the affidavit required by Executive Order 677/2001 (Section 12) and ‘Comisión Nacional de Valores’ (Chapter III, Sections 19 and 20) regulations. The pertinent affidavit was filed with the ‘Comisión Nacional de Valores’ and the ‘Bolsa de Comercio de Buenos Aires’ [Buenos Aires Stock Exchange]. Pertinent publication was made on March 14, 2007 in the daily Gazette of the ‘Bolsa de Comercio de Buenos Aires’ and in the ‘Autopista Financiera (AIF)’ of the ‘Comisión Nacional de Valores (CNV)’.

Mr. Juan Duggan took the floor and moved for the approval of the BOD proposal, as explained above. The motion was submitted to vote, and was unanimously approved: 364,919,587 positive votes, i.e. 100 % of capital present, 0.00 % negative votes, and 0.00 % refrained from voting.

10.	BUDGET ALLOCATION TO AUDIT COMMITTEE FOR PROFESSIONAL ADVICE

Mr. Jorge Carlos Bledel reported that pursuant to the terms of Executive Order 677/2001 (Section 15) and to the ‘Comisión Nacional de Valores’ (Chapter III) regulations, the corporation has organized an internal Audit Committee. (a committee with several members). This Committee has the authority provided by Section 15 of Executive Order 677/01 and fulfils all the tasks envisioned in said regulations. The Committee may request the assistance of attorneys-at-law and other independent professionals and may retain their services which shall be paid by the corporation. For this purpose, a budget shall be approved at the shareholders’ meeting. Mr. Bledel moved that the Shareholders proceed with the approval of the budget allocation for the Audit Committee and Mr. Zapiola, moved that an amount of AR$ 100,000 be allocated as the Audit Committee’s budget.

The proposal was submitted to vote and unanimously approved by all shareholders present: 364,919,576 positive votes, i.e. 100 % of capital present, 0.00 % negative votes, and 0.00 % refrained from voting.

11.	CONSIDERATION OF THE AMENDMENTS TO THE TERMS AND CONDITIONS OF THE ‘PROGRAMA GLOBAL DE EMISIÓN DE OBLIGACIONES NEGOCIABLES’ [GLOBAL CORPORATE BONDS PROGRAM ISSUANCE] FOR AN AMOUNT OF UP TO THREE MILLION U.S DOLLARS (US$ 300,000,000) AND CORPORATE BONDS TO BE ISSUED. TERMS OF EXPIRATION OF CLASSES, SERIES AND/OR SECTIONS TO BE ISSUED UNDER THIS PROGRAM. CHARACTERISTICS OF INTEREST RATES TO BE ACCRUED FOR CORPORATE BONDS AND APPLICABLE TERMS OF INTEREST. CHARACTERISTICS OF VALUES TO BE OFFERED AND ASSIGNMENT OF FUNDS RESULTING FROM THEIR SUBSCRIPTIONS. DELEGATION ON THE BOARD OF DIRECTORS OF THE AUTHORITY TO DETERMINE ALL THE TERMS AND CONDITIONS OF THE PROGRAM AND CLASSES, SERIES AND SECTIONS OF CORPORATE BONDS TO BE ISSUED WITHIN THE SCOPE OF THE MAXIMUN AMOUNT AUTHORIZED, INCLUDING WITHOUT LIMITATION THE DETERMINATION OF THE DATE, CURRENCY, PRICE, TERMS AND CONDITIONS OF PAYMENT AND SUBSCRIPTION, AND THE REQUEST, OR NOT, OF PUBLIC BIDDING AUTHORIZATION FOR CORPORATE BONDS IN ARGENTINA FROM THE ‘COMISIÓN NACIONAL DE VALORES’ AND/ OR COMPETENT AUTHORITIES REGARDING OTHER JURISDICTIONS, INCLUDING THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA, AND REQUESTS FOR EXCHANGE RATES, OR NOT, FROM THE BUENOS AIRES STOCK EXCHANGE, FOREIGN STOCK EXCHANGE OR OTHER STOCK-MARKETS OR OVER-THE-COUNTER MARKETS WITHIN ARGENTINA OR ABROAD. AUTHORIZATION FOR THE BOARD TO ASSIGN ITS OWN AND ASSIGNED AUTHORITY TO ONE OR MORE DIRECTORS OR MANAGERS OF THE CORPORATION.

The Chairman informed that in the current Argentine and foreign economic and financial framework the BOD had assessed the advisability of including some amendments in the current Corporate Bonds Issue Global Program for a maximum amount outstanding of up to US$ 300,000,000 (the “Program”) authorized at the Special Shareholders’ Meeting held on July 15, 2003 and also by ‘Comisión Nacional de Valores (la “CNV”)’ through Resolution No. 14967 dated November 29, 2004 with an effective period of five years. This would provide the Bank with a financial instrument that would enable it to have access not only to the local market but also to international markets upon a decision made by the BOD, when appropriate. Likewise, he expressed that, as noted by the BOD at its February 15, 2007, meeting it may be deemed necessary to add certain possibilities of issuance to said Program so that it is in good conditions to be used for the issuance of one or several classes or series of corporate bonds under international terms, including limitations applicable to the offer and subscription outside Argentina, applicable laws, presence of an international fiduciary as regards one or more series which represent investors interests, preparation and subscription of documentation in English and under foreign law, including global and definite certificates, paying agent agreements, necessary records of trust and subscription. This would also include the preparation of information documents for foreign markets subscription, including prospectus and sets of foreign language financial statements.

Mr. Bledel continued saying that, except for the amendments detailed above, the remaining terms and conditions approved at the Special Shareholders’ Meeting held on July 15, 2003, shall remain in full force and effect. Under this Program, corporate bonds may be issued in one or more Series or Classes that may accrue interest at fixed or floating interest rates, or a combination of both, or they may be issued without accruing interests and subscribed at a discount base at face value or another type of consideration for the issuance or allocation of funds. Likewise, corporate bonds shall have depreciation periods of no less than 7 days or any other lesser period that is applicable, without any maximum periods, unless allowed by applicable regulations. Moreover, the income produced by the subscription of Corporate Bonds may be applied to: refinancing of liabilities, investments on assets located in Argentina, funding of working capital in Argentina capital investments in subsidiaries or Bank-related corporations and granting of loans for any aforementioned purpose.

Finally, the Chairman stated that it was also advisable to foresee the possibility of issuing corporate bonds classified as basic or supplementary shareholders’ equity under the Program. This should be done pursuant to ‘Banco Central de la República Argentina’ regulations or any other new regulations that allow the calculation of such corporate bonds with some special accounting or technical treatment under BCRA regulations or those of any other regulatory body. These should take into consideration that the Board of Directors may dispose of the issuance of corporate bonds in compliance with such regulations.

Mr. Javier Zapiola, having taken the floor, moved as follows:

(i) Approve the aforementioned amendments, and any other that may be deemed necessary, at the discretion of the Board of Directors, in order to have the Program ready for use and the issuance of one or more classes or series of corporate bonds under the above mentioned terms and to continue with the other characteristics of the Program, as approved by the Special Shareholders’ Meeting held on July 15, 2003;

(ii) Authorize the Board as per applicable regulations and assign to it the widest possible authority to:

a) determine all Program conditions, and classes, series and sections of Corporate Bonds to be issued under said Program within the maximum amount authorized at the Meeting of US$ 300,000,000 outstanding at any time having the possibility of issuing and re-issuing series within that amount outstanding, including but not limited to, date of issue, currency, price, terms and conditions of payment and subscription, legal and contractual instruments, applicable law, types and rates of interest or other considerations for the issuance and allocation of funds, interest periods, terms, redemption and/or repurchase systems, etc. and;

b) determine whether an authorization for a Corporate Bonds public offer in Argentina should be made or not to the CNV and/ or competent authorities regarding other jurisdictions, including the Securities and Exchange Commission of United States of America. And further whether an authorization for listing should be sent or not to the ‘Bolsa de Comercio de Buenos Aires’, foreign country stock exchanges or any other markets or over-the-counter market agencies in Argentina or abroad;

c) authorize the Board of Directors to assign its own and/or assigned authority on one or more Bank directors or managers.

Mr. Zapiola’s motion was submitted to vote and approved by majority of votes present: 364,913,574 positive votes, i.e. 99.9984% of votes; 6,002 negative votes, i.e. 0.0016 % of votes, and 0.00 % refrained from voting.

There being no further business to discuss, the Meeting was adjourned at 5.45 p.m.

Jorge C. Bledel
Chairman

Juan Patricio Duggan		Gotardo Pedemonte

Voting Inspectors

Juan Patricio Duggan		Gotardo Pedemonte
Shareholder’s Representative

For Statutory Audit Committe:

Mario Biscardi		Alejandro Mosquera

Carlos Chiesa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 17, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer